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                            September 22, 2021

       Andrew L. Hopkins, DPhil
       Chief Executive Officer
       Exscientia Limited
       Level 3, Dundee One River Court
       5 West Victoria Dock Road
       Dundee DD1 3JT
       United Kingdom

                                                        Re: Exscientia Limited
                                                            Registration
Statement on Form F-1
                                                            Filed September 10,
2021
                                                            File No. 333-259431

       Dear Dr. Hopkins:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       107

   1. Revise your discussion of Share-based payments provision on page 131 to present a table of your share-based
payments since December 31, 2020, including the number of
                                                        underlying shares,
exercise price, vesting period if any, and per share valuation used.
                                                        Discuss how you valued
the grants, including the various factors you considered, briefly discussing the
differences between the per share valuation and the estimated offering price. Quantify the
related amounts recognized as expense during the six months ended
                                                        June 30, 2021 as well
as the gross amount of share-based compensation to be expensed
 Andrew L. Hopkins, DPhil
Exscientia Limited
September 22, 2021
Page 2
      over the life of these grants.
Exhibits

2. Please file your Equity Facility Agreement with SVF II Excel (DE) LLC, or SoftBank, as an exhibit to your registration statement, or advise.
3. Please file the Global Access Commitments Agreement as an exhibit or provide us your basis for not filing it pursuant to Regulation S-K, Item 601(b)(10).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tracie Mariner at (202) 551-3744 or Kevin W. Vaughn at
(202) 551-
3494 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or Joe McCann at (202) 551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameAndrew L. Hopkins, DPhil
                                                           Division of
Corporation Finance
Comapany NameExscientia Limited
                                                           Office of Life
Sciences
September 22, 2021 Page 2
cc:       David Boles
FirstName LastName